PLUS THERAPEUTICS, INC.

2710 Reed Road, Suite 160

Houston, Texas 77051

June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Plus Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-286393)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-286393) initially filed with the Securities and Exchange Commission (the “Commission”) by Plus Therapeutics, Inc. (the “Company”) on April 4, 2025, as amended on April 23, 2025, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to register, at this time, the contemplated resale of securities to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned, and to the Company’s legal counsel, Sullivan & Worcester LLP, Attn: Aaron M. Schleicher.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Aaron M. Schleicher of Sullivan & Worcester LLP at (603) 425-3210.

Sincerely,

/s/ Marc H. Hedrick, M.D.
Marc H. Hedrick, MD
President & Chief Executive Officer